UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70042

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Prime Decision Consulting LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

151 West 17th Street. 2D
(No. and Street)

New York	NY	10011
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian Megenity	(770) 263-6003	bmegenity@bdcaonline.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rubio CPA, P.C.
(Name – if individual, state last, first, and middle name)

3500 Lenox Rd. NE, Suite 1500	Atlanta	GA	30326
(Address)	(City)	(State)	(Zip Code)

5/5/2009	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Graham Smith_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Prime Decision Consulting LLC_____, as of 12/31_____, 2023___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CEO

> MIGUEL MADERA
> Notary Public - State of New York
> No. 01MA6381057
> Qualified in New York County
> My Commission Expires 09/24/2026

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Prime Decision Consulting, LLC
Financial Statements
For the Year Ended
December 31, 2023
With
Report of Independent Registered Public Accounting Firm

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Prime Decision Consulting LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Prime Decision Consulting LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the aforementioned financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

March 22, 2024
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

Prime Decision Consulting LLC
Statement of Financial Condition
As of December 31, 2023

Assets	
Cash	$ 145,217
Accounts Receivable	83,846
Prepaid expenses	3,780
Other	179
Total assets	$ 233,022
Liabilities and member's equity	
Liabilities	
Due to Related Party	$ 4,772
Due to Member	24,292
Total liabilities	29,064
Member's equity	203,958
Total liabilities and member's equity	$ 233,022

See notes to financial statements.

Note 1   **Organization and Summary of Significant Accounting Policies**

Organization and Description of Business
Prime Decision Consulting LLC (the "Company'') was formed on November 16, 2016 under the laws of the state of New York.   The Company is a broker-dealer, with a perpetual period of duration, registered with the Securities and Exchange Commission ("SEC") effective February 21, 2018.   The Company is a member of the Financial Industry Regulatory Authority ("FINRA").   The Company provides referrals of accredited Institutional investors to other broker dealers.   As a limited liability company, the member's liability is limited to its investment.

Revenue Recognition
Revenue from contracts with customers includes referral fees earned from contracts with other broker dealers to transact on behalf of customers referred by the Company.   Fees are transaction based, including trade execution services, and are recognized at the point in time that the transaction is executed, i.e., the trade date, as this is when the customer obtains control of the asset and can direct the use of and obtain substantially all of the remaining benefits from the asset.

Income Taxes
The Company is included in the consolidated tax return of its Member, who has elected to be taxed as an S-corporation. As a result of this election, no federal or state income taxes are included in the accompanying financial statements as they are the responsibility of the owner of the Member.

Under the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company's member is subject to a general corporation tax for all income attributable to New York City. The Company calculates the provision for the general corporation tax on income by using a "separate return" method. Under this method, the Company is assumed to file a separate return with the local tax authority, thereby reporting the Company's taxable income and paying the applicable tax to the member. The Company's current provision is the amount of tax payable on the basis of a hypothetical, current-year separate return.

Accounts Receivable
Accounts receivable are non-interest bearing, uncollateralized obligations receivable in accordance with the terms agreed upon with each customer.   The Company regularly reviews its accounts receivable for any uncollectible amounts.   The review for uncollectible amounts is based on an analysis of the Company's collection experience,

Note 1   **Organization and Summary of Significant Accounting Policies (continued)**

Accounts Receivable (continued)
customer credit worthiness, and current economic trends. Based on management's review of accounts receivable, no allowance for credit losses is considered necessary.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results could differ from those estimates.

Note 2   **Financial Instruments and Concentration of Risk**
Financial instruments subject to risk concentration is cash. The Company maintains depository cash with one banking institution. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") up to a maximum of $250,000 per bank, per depositor.

Note 3   **Contingencies**
The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2023.

Note 4   **Net Capital Requirements**
The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $116,153, which was $111,153 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was 0.25 to 1.00.

Note 5   **Related Party Transactions**
The Company has an intercompany services agreement with its Member. Pursuant to the agreement, the Member provides personnel, operating and other services to the Company. The Company expensed approximately $5,100 during the year ended December 31, 2023 for these services. Approximately $425 of the due to Member on the accompanying statement of financial condition arose from this agreement.

Approximately $23,867 of the due to Member on the accompanying statement of financial condition is the amount of general corporation tax on New York City income payable to the Company's Member on the basis of a hypothetical, current-year separate return. This amount differs from general corporation tax expense determined by applying the statutory rate to the Company's pretax income due to non-New York City sourced income.

Separately, the Company occupies office space provided by its chief executive officer under an informal arrangement. Rent is allocated to the Company based upon its estimated usage. The amount of rent expense incurred pursuant to this informal arrangement for the year ended December 31, 2023 was approximately $31,867. In addition, the chief executive officer at times pays for certain expenses of the Company

Note 5   **Related Party Transactions (continued)**
for which reimbursement is subsequently requested. The amount due to related party on the accompanying statement of financial condition arose from these arrangements.

Financial position and results of operations could differ from the amounts in the financial statements if these transactions did not exist.

Note 6   **Subsequent Events**
The Company has performed an evaluation of subsequent events through the date the financial statements were issued.

Note 7   **Concentrations**
During 2023, the Company had three customers that accounted for approximately 92% of referral fees revenues. Approximately 89% of accounts receivable at December 31, 2023 is due from three customers.